UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

CUSIP NUMBER

(Check One):       ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Sykes Enterprises, Incorporated

Full Name of Registrant

Former Name if Applicable
400 N. Ashley Drive

Address of Principal Executive Office (Street and Number)
Tampa, Florida 33602

City, State and Zip Code
PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We are unable to timely file our Form 10-Q for the quarter ended September 30, 2005 due to the significant amount of additional time and effort required to evaluate the possible reclassification of certain long-term liabilities, which we may determine should be reported as current liabilities in the Company’s consolidated balance sheets for both the current and prior years. As a result, the inability to file in a timely manner could not be eliminated without unreasonable effort or expense. We expect to complete and file our Form 10-Q on or about November 14, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

W. Michael Kipphut	(813)	274-1000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Income before provision for income taxes for the quarter ended September 30, 2005 of $7.7 million increased $5.2 million, from $2.5 million for the quarter ended September 30, 2004. This increase was primarily due to an increase in the gross margin of $6.4 million primarily related to the client migration of customer call volumes from the U.S. to higher margin offshore operations and the resulting mix-shift in revenues from the U.S. to offshore, where each seat generates roughly half the dollar equivalence of a U.S. seat; a decrease in general and administrative costs of $0.9 million primarily related to lower compensation costs due to salary accruals in the prior year related to the former chairman’s retirement, lower depreciation and amortization expense, lease costs and equipment maintenance partially offset by higher legal and professional fees primarily related to higher Sarbanes-Oxley compliance costs; and an increase in other income of $1.3 million related primarily to interest earned on cash and cash equivalents and foreign currency transaction gains offset by a decrease in the net gain on disposal of property and equipment of $2.8 million and an impairment charge of $0.6 million in 2005 related to the certain property and equipment located in the United States and India. For further information concerning significant changes in the results of operations for the quarter ended September 30, 2005, refer to Form 8-K filed on November 8, 2005 with the Securities and Exchange Commission and incorporated herein by reference.

Sykes Enterprises, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2005	/s/ W. Michael Kipphut
By W. Michael Kipphut
Senior Vice President and Chief Financial Officer